                         Filed by Right Management Consultants, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
                             Subject Company: Right Management Consultants, Inc.
                                                   Commission File No. 001-31534

THE FOLLOWING IS THE TRANSCRIPT FROM THE JOINT CONFERENCE CALL AND WEBCAST HOSTED BY RIGHT MANAGEMENT CONSULTANTS, INC. AND MANPOWER INC. ON DECEMBER 11, 2003:















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                                                                Final Transcript
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MAN - Manpower to Acquire Right Management Consultants
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                                                                Final Transcript






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   CCBN StreetEvents Conference Call Transcript

   MAN - Manpower to Acquire Right Management Consultants

   Event Date/Time: Dec. 11. 2003 / 7:30AM CT
   Event Duration:  56 min



















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                                                                Final Transcript
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MAN - Manpower to Acquire Right Management Consultants
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CORPORATE PARTICIPANTS

Jeff Joerres
Manpower - Chairman, Chief Executive Officer

Mike Van Handel
Manpower - Executive Vice President, Chief Financial Officer

Rich Pinola
Right Management Consultants - Chairman, Chief Executive Officer

Lee Bohs

Right Management Consultants - Executive Vice President, Corporate Development


CONFERENCE CALL PARTICIPANTS

Mark Marcon
Wachovia Securities - Analyst

Kelly Flynn
UBS Warburg - Analyst

Randy Mehl
Robert W. Baird - Analyst

Jim Ginesky
Janney Montgomery Scott - Analyst

Adam Waldo
Lehman Brothers - Analyst

Marta Nichols
Banc of America Securities - Analyst

Andrew Steinerman
Bear Stearns - Analyst

Brian Long
Chesapeake Partners - Analyst

Carl Green
Dresdner Kleinwort Wasserstein - Analyst

PRESENTATION



--------------------------------------------------------------------------------
 Operator


 Good morning and thank you for standing by. All participants will be in listen only until the question-and-answer session of today's conference. Today's conference is being recorded. Now, I'd like to turn the conference over to Jeff Joerres, Chairman and CEO of Manpower. Sir?


--------------------------------------------------------------------------------
 Jeff Joerres  - Manpower - Chairman, Chief Executive Officer


 Thank you. Good morning and welcome to the conference call to discuss the Manpower acquisition of Right Management Consultants. With me today is Mike Van Handel, Chief Financial Officer, Rich Pinola, Chairman and CEO of Right Management Consultants, and Lee Bohs, Executive Vice President for Right Management's Corporate Development.

What we will do this morning is give you an understanding of the strategy and why this is such a compelling acquisition for Manpower. Rich will then talk about Right Management, the business lines, and how it fits within the Manpower family. Mike will discuss some of the acquisition details, and how it affects the income statement and balance sheet.

We will not discuss the update on the fourth quarter for either company in this conference call; we just don't think it is appropriate.

As usual, now, before we move onto the main part of the call, I'd like to have Mike go through the forward-looking statement.


--------------------------------------------------------------------------------
 Mike Van Handel  - Manpower - Chief Financial Officer


 Good morning. This conference call/Web cast contains statements which are forward-looking in nature and accordingly, are subject to risks and uncertainties regarding Manpower's and Right's expected future results. The Companies' actual results may differ materially from those described or contemplated in the forward-looking statements.

Factors that may cause Manpower's and Right's actual results to differ materially from those contained in the forward-looking statements can be found in each company's reports filed with the SEC, including their annual reports on Form 10-K for the year ended December 31, 2002 -- which factors are incorporated herein by reference, and such factors as may be described from time to time in each company's SEC filings.



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                                                                Final Transcript
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MAN - Manpower to Acquire Right Management Consultants
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 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Thank you. In addition to the forward-looking statements, on page 3 of the presentation that you would have in front of you, it contains some additional information regarding the transaction.

I'd like to begin with what this means from a strategy perspective and why we are so confident that this combination takes the entire industry to a new level. To begin with, we clearly have seen and continue to experience -- whether it be in the permanent placement area, the training that we are doing, as well as other parts of our business -- the requirement for a broader service offering to our customers. Customers are expecting us to take a holistic view of the entire workforce, whether it be their full-time employees, their external workforce, contract workforce or remote workforce, and this allows us to handle all of that.

Secondly, it's about setting new standards in the industry. Historically, we've done that, whether it's been how we pioneered our business, in training, in how we set standards for some of the technology-exchange among the industry, or in what we've been doing with the E-commerce area and the recent announcement of UltraSource and PeopleSoft. Now, it's in what we've done to address the entire employment life cycle on a global basis.

In order to be the best in the industry, you have to continue to set standards, and that's exactly what we're doing. We will be adding skill and scale to the Empower Group. The Empower Group has worked very effectively to bring forward fresh and new innovation to our clients, and being able to consult in a practical way regarding implications of how companies are managing their workforce. This capability now becomes much greater with the inclusion of the Right Management consulting part of their business.

Additionally, this is about cross-selling -- Manpower to Right accounts and Right into Manpower accounts. Again, we are the only ones positioned to do this on a global basis. If you were to see how it presents itself in simple diagram, it's about the employment flow, the employment cycle. Whether it be our recruiting, assessment and selection tools -- for example, what we've done with Career Harmony for online assessment, what we've done for many years with Ultradex and some of the light manufacturing area. In addition to that, what we've done with Brainbench on the assessment side -- all the way to our training with the Global Learning Center, which now has almost 40,000 to 50,000 people a day taking courses on it.

Of course, our core temporary staffing business is a mainstay and it will continue to be that. It is the largest part of the business. It is a growing part of the business, and what we are doing is adding in pieces that will allow it to grow even more.

In addition to that, we're stepping up our resources across the world in the permanent placement business. Then, of course, you've got Career Transition now with Right Management. This gives us the entire picture of the employment life cycle. Combined with Right, our offerings will have the depth, scale and global footprint to absolutely delight our customers, and when our customers are delighted and they are working with us, in return what we get is increased shareholder value because we are able to price on a fair basis and we are able to extract the kind of profit that is reasonable and expected from a company that is delivering value that others can't.

We are executing our strategy with discipline and rigor, as usual, and we will continue to do that. Given that, what I'd like to do now is give all of our shareholders a better understanding of what Right's business is all about. So what I'd like to do is to turn it over to Rich Pinola to do that.


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 Good morning. Thanks for your interest in this transaction, which the people at Right are very excited about. We're delighted to be a part of the Manpower family on a global basis.

A lot of people may know different individuals who have gone through Career Transition; it's certainly something that's affected of the entire world. But you probably don't know a lot about Right. We've flown under the radar screen of a lot of folks.

The outplacement Career Transition business is about 25 years old. Right began in 1980 and we've been publicly traded since 1986, on NASDAQ initially, and now listed on the New York Stock Exchange since last year. We are the largest Career Transition company in the world. We operate in 38 countries around the globe. Sixty percent of our revenues are from outside the U.S., and we fit perfectly into Manpower's strategy for providing seamless quality service around the world.

In addition to our core line of business, which is the Career Transition services, we have a very vibrant and growing HR consulting business. That, combined with the Empower Group, will be about one-third of our revenue as we go forward.

What's unique about that is, at approximately $150 million HR consulting business, we fill a space that no one in the world occupies at this point. In keeping with the employment lifecycle that Jeff talked about and what he is trying to do in serving his clients, the Right/Empower Group is a perfect fit for that. Global best practices, with seamless quality service on every continent, allow us to better serve the clients. As Jeff points out, if we have happy, satisfied clients, it will enhance our shareholder value.

We do operate in the same market space, in that we are the supplier of choice to many of the Fortune 500, the global 500, and we have a very strong track record


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                                                                Final Transcript
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MAN - Manpower to Acquire Right Management Consultants
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of financial performance for you analysts. If you go back and look at our ten-year track record, we've been on the Forbes list of 200 Best Small Companies five out of the last ten years. Last year, we were ranked Number Five, and that's based on a five-year moving average on earnings growth, revenue growth and Return On Equity.

We are also a corporation that keeps its focus on the future. Our strategies and Manpower's strategies are very closely aligned, and if you laid them side-by-side, you would see how strategically well they fit together. I would point out the values fit of the corporations, side-by-side, would be equally important.

The entire management team is energized about this opportunity; we're looking forward to being a very powerful and very contributory part of the Manpower performance, and it just allows us to fill a void that somebody else isn't in.

Career Transition has two clients, the corporate client, where you have to make sure that the events that go on are seamless and take place in a way that the individuals are treated with dignity, and it allows us to help corporations all over the world. The process is virtually identical, no matter what part of the globe you're on, and that has allowed us, again, to develop global best practices and serve one major corporate client anywhere. We can provide that seamless service anywhere. It's an important part of our world because that's what clients are looking for. They don't want to shop in 23 countries for the same service.

If you look at our career organizational consulting practice, which again, on a combined basis, will be about one-third of our division's revenue, you could see the type of things that we offer. In a growing, vibrant economy, the whole human equation becomes more and more critical. As the war for talent heats up, the opportunities here in developing codified, global best practices are something that no one else has.

So we are very, very excited. If you listened to Jeff's remarks and you look at the slides in this presentation, our established competencies and our established, codified solutions fit perfectly into what Manpower has been about. We strengthen it, we add to it, and we fill out the spectrum of services for their clients. It's a great opportunity.

If you look at the next slide, we are the number one player in this world in the space we occupy. We're number one in North America, Europe, Asia-Pacific, and we are a close number two in Japan, where we've only been for a few years, but that market is growing and it's growing because of the changes in their economy, and the changes in their social structure. It's an opportunity that we see, going forward. This allows us to take advantage of change anywhere in the world and it's a great presence; it allows us to serve those clients and it fits perfectly into the Manpower globalization strategy.

The next slide looks at our revenue, and you can see how that has grown in the past. There have been parts of our growth that have been fueled by mergers and acquisition; parts of it have been fueled by global recessions; parts of it have been fueled by an acquisition strategy that has allowed us to fill out our global presence and to add competency and skills in the organizational consulting side.

We expect that we will continue to grow in a way that fits the Manpower strategy. It's an ideal opportunity for two firms to come together to better serve the clients, for the employees to have an opportunity to serve their clients globally, and I think it's a great fit.

Jeff, I would turn it over to you.


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Thanks, Rich. What I'd like to do now is to have Mike cover the acquisition summary, and some of the financial highlights regarding that. So, Mike, if you can take it from here?


--------------------------------------------------------------------------------
 Mike Van Handel - Manpower - Chief Financial Officer


 Let me begin by summarizing the details of the acquisition. We are issuing Manpower stock for all the shares of Right. We will issue the number of shares necessary to provide the Right shareholders a value of $18.75 per share, subject to a typical collar mechanism. Under the mechanism, the exchange ratio of Manpower shares for Right shares will range from .368 to .4497. This implies newly issued Manpower shares of between 9.6 million and 11.7 million after considering the outstanding stock options of Right.

We expect to launch the tender offer the week of December 22nd and expect closing to occur in the first quarter of 2004. We do not anticipate any issues from a regulatory approval standpoint at all.

Turning now to the financial highlights, as Jeff discussed earlier, this acquisition does have tremendous strategic value. At the same time, there are also a number of financial benefits. First, we do believe the acquisition will be accretive immediately, and currently, we estimate a 3 to 5 percent positive accretion on 2004 fully diluted earnings per share.

Second, with the issuance of roughly $488 million of new Manpower equity, the strength of our balance sheet improves and we're very well positioned to fund future growth.

Third, with (indiscernible) operating profit margins of 16 percent and EBITDA margins in the 20 percent range, our overall operating profit margin will be enhanced, reflecting a superior business mix.


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                                                                Final Transcript
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MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

Lastly, the somewhat counter-cyclical nature of the Right business provides a natural balancing of the Manpower staffing business. This will provide more stability to operating profit and cash flow streams, going forward.

Let's turn to the next slide; it gives you an overview of the favorable financial impact the acquisition is expected to have on Manpower. The revenue and operating profit information is presented on a trailing 12 months basis. As you can see here, our opening profit expands favorably by 50 basis points after the acquisition.

As many of you are well aware, our stated operating profit target has been 3.5 percent. With this acquisition, it is logical that our new target will become 4 percent.

As I mentioned earlier, our credit ratios also get a boost. Our debt-to-total cap will reduce from 40 percent to 35 percent and our debt-to-EBITDA ratio will decline from 2.7 to 2.4. Jeff?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Thanks, Mike. As I said earlier, in summary, it's all about setting new standards in the industry, and that's exactly what's occurring here. This acquisition -- and many of you know we are not an acquisitive company. We take great care; we look at our strategies; we look at our execution of it and we manage these aspects very carefully. But this acquisition absolutely allows Manpower to substantially strengthen our offering. It provides Empower with scale and the codification of services that already exist within Right, which will strengthen our offering and, in turn, increase the value to all of you, our shareholders.

In addition, our global sales team for both organizations, as well as our corporate account execs throughout the world, will be cross-selling the Career Transitioning services to the Manpower customer base and vice versa. This will and does differentiate us from any other firm in the industry because it's global in nature and we're putting together the two leaders in the respective fields to create an offering to customers that is absolutely unparalleled. That's what makes us all excited here. The reception from our own internal staff that we've gotten from last night to this morning is absolutely outstanding, as they can see the synergies and now are ready actually to go out and make some sales calls today. We're going to hold them back, needless to say, but that is absolutely what's happening.

Those are the prepared remarks. What we would like to do now is to open it up to questions and answers, so if we could have that done, that would be great!

QUESTION AND ANSWER



--------------------------------------------------------------------------------
Operator


 Thank you. (OPERATOR INSTRUCTIONS). Mark Marcon of Wachovia Securities.


--------------------------------------------------------------------------------
 Mark Marcon - Wachovia Securities - Analyst


 Good morning and congratulations, particularly to Rich. Congratulations on a great career at Right. I'm wondering, can you talk a little bit about the management team, going forward, at Right? Rich, what sort of lock-up would you have with regards to the stock?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 I will start, Mark, with an understanding of that. We absolutely -- a big part of this deal, because of the success that Right has and how they've achieved it, is to retain management. It's easy to push the numbers around and look at the synergies in the acquisition, but at the end of the day, if you don't have the right team to drive it, it's not going to work. So, we've mentioned a few times -- and it was not just cavalierly mentioned -- we mentioned a few times about the cultural fit, the fit on the values side. Therefore, when it comes to retaining the management team, keeping the headquarters in Philadelphia, all of those issues are resolved -- have been easily resolved because we were of one mind right from the beginning, which is, that's the way it needs to be done.

So Rich, and Manpower and the Right management team and Manpower quickly worked out agreements. There are lockup agreements for Rich. Rich is a valuable part of the management team; he will become part of the executive management team at Manpower. In addition to that, we have asked, and Rich has readily accepted, to hold a very large portion of Manpower stock to be aligned with the shareholders and also aligned internally with the organization.

Rich, would you like to add anything to that?


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 Mark, you've known me for a long, long time and this is a great opportunity to continue, in effect, the legacy of Right. It fits perfectly into global strategy with a good partner, a great strategic partner. I have made -- I was obviously interested in staying in the business. It is public record that I made an offer to buy it, so I'm clearly interested in keeping it working and I believe we have the best of both worlds here.


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                                                                Final Transcript
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MAN - Manpower to Acquire Right Management Consultants
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I am emotionally committed to this project for a long time; I'm financially committed to it for a long time. I would like to, at some point, be where you congratulate me for a great career with Manpower. That is the goal!

So our team is committed; we are all signed up; we believe in the opportunities. You know, we have a very successful track record of the integrating businesses that are part of Right, so we believe that the integration into Manpower will go very smoothly. All of the discussions and negotiations have been, incredibly, as in Jeff's words -- 'easy'. If you have similar values, similar goals, similar strategy and you're aligned in what you're trying to do, it's a very exciting time, and I think this will be great for also employees on both sides. The reaction from our employees has been terrific. The Blackberry is filling up, so it's a good sign.


--------------------------------------------------------------------------------
 Mark Marcon - Wachovia Securities - Analyst


 Congratulations to both of you. Having known both teams for a long, long time, my sense, from the outside, is there is a good cultural fit. It sounds like, Rich, you and Lee and Charlie and everybody with the potential exception of Jack are going to stay on board. Is that right?


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 That is absolutely true. Jack has made a choice to move on, as we know, in some of the other public pronouncements -- he's looking for other opportunities. Since we are in the business of career transitions, that makes a lot of sense! He's been a great contributor to Right and we wish him well. But as you know, we have a very strong, in-depth management team and we expect this to work very, very well.


--------------------------------------------------------------------------------
 Mark Marcon - Wachovia Securities - Analyst


 Along those lines, one of the keys to your success, I think, has been one of the best reward systems out there, in terms of basically stimulating everybody and motivating everybody to grow earnings. How is that going to change, post this transition?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 I would agree, and I think that was part of what we realized very early on when we looked at how the compensation plans filtered throughout the entire organization, from Rich all the way down to the consultants. The last thing we would want to do is to change a recipe that has been selling the baked goods at the hottest rate possible. So, the compensation plans that they currently have by contract, are in force. There is a component, which was EPS growth, which isn't as relevant anymore. So, you know, our style, Mark; we are changing that to have a capital component to it, which is the overall shareholder return of capital and return on invested capital from Right to our shoulders. That's the only substitution, which is a very logical substitution.


--------------------------------------------------------------------------------
 Mark Marcon - Wachovia Securities - Analyst


 Great. Just as a last follow-up, I was wondering if you could -- and this has to be asked -- it seems like the labor market is improving. You mentioned that Right's business, to a certain extent, is counter-cyclical. I'm wondering, what were your expectations for '04 and 05 in terms of revenues and profits for Right, you know, when you talked about the accretion analysis?

Then secondly, can you discuss any sort of synergies that you're assuming from an expense perspective?

Lastly, as you mentioned, you have been focused on returns of invested capital. What are your projections showing in terms of what sort of returns you are going to generate from this transaction? Thank you.


--------------------------------------------------------------------------------
 Mike Van Handel - Manpower - Chief Financial Officer


 That was a long one, Mark! A lot of pieces in there.

Let me start first in terms of the synergies and what we've included or haven't included. In terms of our accretion analysis, we have not included any synergies. Certainly, from a revenue perspective, we see some real advantage of bringing these together and think there are some real opportunities that will help growth and margins.

When you look at the cost side, there likely will be some cost synergies as well, but I wouldn't put those in a significant category. Therefore, we have not baked those into our analysis.

As you know, following Right for some time, the range of analyst estimates on next year is pretty broad, ranging from $1.24 up to $2.10. That's quite a wide range. If you take that range on the low side, which we certainly believe the low side is quite conservative -- but even on the low side, we would be very slightly accretive. If you move up towards the consensus number of $1.58, we would be in the range of 5 to 7 percent accretive.

So I think that will give you a feel that, in terms of our analysis on the 3 to 5 percent, what we've done is we've added a little bit of conservatism to the overall estimates that are out there and financially believe this deal works quite well.

Let me turn it over to Rich to talk a little bit about some of the views, going forward, because while this business is somewhat counter-cyclical, certainly, in an improving environment, there are opportunities as well. So Rich, maybe you want to comment on that?

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


                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Rich, before you respond -- I think one of the things that it seems to be, in our due diligence, more of a stereotype of counter-cyclical; there is some of that, but the degrees I think are changing and I think that's an important point.


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 First of all, our global coverage helps us enormously. When people say the economy is recovering, it's, which one? Yes, the North American economy and its impact on Career Transition was felt in 2003. We don't expect that to go down significantly because we do get repeat business from our customers; we don't lose customers. There's always activity; there's always turnover; there's always layoffs. This business has been around for 25 years. If the economy does pick up, the discretionary spend for consulting, which is now a significant portion of our opportunity, also increases.

The other point that I would make is that we certainly don't have mature markets in Europe and Asia, where we see it actually going up. So, I think we have been very solid financial performers for the past 11 years and we would expect that to continue.

You know, we are also opportunistic acquirers. We are a group that knows how to do that; we do it conservatively. You know, we buy, integrate and make money, and we will continue to look at that.

So I think when we're looking forward to our total contribution to Manpower, as you know, we don't have a great visibility window too far into the future, but our market share dominance, our presence, our globalization, our spread of services -- we believe we can grow this business on a fiscally sound basis.


--------------------------------------------------------------------------------
 Mike Van Handel - Manpower - Chief Financial Officer


 If I can just pick up one last part of your question in terms of return on invested capital, as you know, when we do look at acquisitions, return on invested capital is a very important metric for us. We don't seriously look at anything that we don't believe can return us at least 12 percent, on an after-tax basis, from a cost of capital standpoint.

In the case of Right, I think we will certainly exceed that threshold and I do expect it to be incrementally positive to the overall company's return on capital in the first year in 2004.


--------------------------------------------------------------------------------
Operator

 Kelly Flynn of UBS.


--------------------------------------------------------------------------------
 Kelly Flynn - UBS Warburg - Analyst

 My question just relates to the competitive environment. It's another one, I guess, that sort of has to be asked. We know Adecco has a pretty big presence in this space. Can you talk about kind of how their presence impacted your decision and just more broadly, if there's any read-through for us on how the competitive environment is evolving? Then I have a follow-up.


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Well, no doubt when it comes to the U.S. market, you have three major players with Right being the largest. Then you have DBM and Lee Hecht. When you get into Europe, it doesn't have quite those top three kinds of market shares; it really is dominated on a pan-European basis by Right Management. Then, in Japan, you basically have DBM and Right Management. So when we look at it from a global perspective, when we looked at it from the employment lifecycle, and when we started to calculate and put together all of our tenders and RFPs, and identify times when we have encountered the question of career transition services, that's really what drove it.

We stay very focused on our strategies. What we do is, as a result, we will look at an opportunity -- and Rich and I have been speaking about this now for well over a year and making sure that cultures fit and values fit. What happened between a little over a year ago and now is just the way we do business, which is -- we stay focused, we execute and in this case, it turned out to be absolutely the right opportunity for us.


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 The other thing, Kelly, I would add is that none of our competitors have an organizational consulting practice. They just pale in comparison. They are not able to offer that breadth of services that fits so well into the Manpower and Right strategy. I mean, that difference is incredibly important and that gives us a big edge. We can do both sides of the equation in terms of helping people who leave organizations, as well as helping them stay. If you just look at Jeff's strategy that they have executed, we fit perfectly into that strategy, and no competitor has that.


--------------------------------------------------------------------------------
 Kelly Flynn - UBS Warburg - Analyst


 That's actually a good segue into the second one I was going to ask, which is about the Empower/Right consulting group now. You've already touched on it a couple of times but can you just kind of recap what, on a pro forma basis, the size of the consulting business will be, what the core competencies will be, and if there's any read-through on how they might be impacted by the economy? Also,

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                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

what kind of the margin targets might look like on that side of the business? Thanks. That's it.


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 I would say, in general, what you would be seeing is that, as Rich had mentioned, if you just were to combine the organization, you'd be running a turnover of about $150 million U.S. That's really where we would like to go from an environment of talking about how that unfolds from a financial perspective.

It has been noted within Right now over several quarters, I believe, that we are running that part of the business in the high single digits from a profitability perspective. We see that there are, in this case, a lot of integration opportunities and synergies. When you look, for example, at one of the lead practices within Right, which is Talent Management, that's one of the lead practices in Empower, where we have some global practice heads and what we consider to be some of the world-class ones, so those kinds of synergies.

When we look at research and diagnostics, which is a large part of Empower and how they do things -- there is a similar area within Right Management.

So any time you do things like this, it causes some consternation, but the alignment and the success that Right has been able to have in this area is quite exciting. What we will be working on is to take the codification that has happened within Right, expand that into Empower and then drive the synergies between that group -- let's call it a $150 million consulting group -- into the total overall picture of that employment life cycle so that we can assist with, if you will, the accordion that seems to happen with a workforce of bringing people in and taking people out. That requires some thinking; it requires an understanding of the dynamics of the external workforce and your internal workforce. That's what the two bring together.

Rich, do you have anything to add to that?


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 I think you've covered it, Jeff. It is a unique, competitive opportunity and you know our numbers are public. We have been successful in building a profitable business in a difficult time when corporations are downsizing and depressed earnings -- they're not spending as much money as they normally do in this field.

As the economy picks up, we expect that same-store growth, in effect, to increase, and the world-class offering is what will help that. There aren't a lot of competitors who can lay out that strategy, where you can do leadership development in 29 countries on five continents. There are just not players there, so it's a great opportunity for us to serve those global clients.


--------------------------------------------------------------------------------
Operator


 Randy Mehl of Robert W. Baird.


--------------------------------------------------------------------------------
 Randy Mehl - Robert W. Baird - Analyst


 Congratulations, Jeff, Mike and Rich. It seems like a very good fit in many respects. I wanted to pursue, Jeff, your cross-selling comment. It does seem like the opportunity could be significant. Are Manpower clients, are your large clients asking you for this service or inquiring? Then maybe Rich can comment on what the experience has been on the Right side.


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Yes. The answer is, especially when it comes to the larger ones, we, through Empower, have been able to get into different areas of the business. When we do, they spend much more time about really having us try to figure out, with them, how to more creatively have an environment where you do some career transitioning. So, we are invited into places that some of the career transition companies haven't been in the past. An example recently is a very large account that had said, "We would like to possibly have you take on the people as temporaries, under your environment, while they continue to do work but then manage them over a period of a year and a half - two years, through outplacement and career transitioning." Now, we can come with an absolute industrial strength offering that says, "Yes, we can do that." So you can get your work gone while you're minimizing a division because you are either sunsetting that division or moving it offshore or doing other things.

So we have actually participated in some of those, but it's been a lot of learning and a lot of hard work, whereas with Right, we can put together a compelling story that says, "We are the company that can do that." We believe that will become a bigger part of the business as we see it -- trying to figure out how to not make an environment within a company so lumpy. They want to create much more of a continuum and with the two organizations locked together, we can offer that. Again, we believe no one else can do that.


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 We track that synergy issue, especially since that was part of our strategy to expand our share of a client. Approximately 30 percent of our organizational consulting revenues are generated with cross-selling that's led by Career Transition clients, so we do provide end-to-end solutions and that percentage is growing.

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


                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

People want to do business with people they know, who have quality, who have scale, who have global presence. We clearly believe that opportunity is going to increase.


--------------------------------------------------------------------------------
 Randy Mehl - Robert W. Baird - Analyst


 Just as a follow-up to that, I'm less familiar with some of what you have at Right. What does the Career Transition and organizational consulting environment look like in France?


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 We have an incredibly large business in France in both the Career Transition business -- it's branded under the name of Right ARJ, and we are number one in France. It's approximately about $30 million worth of revenue, and we have about $8 million in consulting. It's branded as Right ARJ and we dominate that market. It's a great market; we make great margins in France and it's been a terrific opportunity for us there.


--------------------------------------------------------------------------------
Operator


 Jim Ginesky (ph) of Janney Montgomery.


--------------------------------------------------------------------------------
 Jim Ginesky - Janney Montgomery Scott - Analyst


 Good morning. Jeff, does Rich's enthusiasm for the emerging markets in Asia and in Europe for the career consulting counter-cyclical component of his business -- does that temper your enthusiasm at all for the outlook for staffing, or the cyclical component, going forward?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 No. I think what you're seeing is they are joined hand-in-hand. If we take Japan, for example, as you look at Japan moving from lifetime employment to injecting temporary help -- now, expanding over the last two years from 16 job classifications you could do to 16 you couldn't do, which opened the market up dramatically -- then in March, taking light industrial and making that legalized, what you're seeing is companies are now being forced to look at their own workforce and say, "I can do this in a more flexible way, but I've got all of these people over here. What do I do with them?"

So what you're seeing in the growth in Japan is interconnected in the ability -- as they create more of a flexible workforce, they are creating less of a lifetime employment and environment, which really begs the question and almost makes it an imperative, particularly in the Japanese culture, that you handle people with dignity and, as a result, give them a way to transition their career.


--------------------------------------------------------------------------------
 Jim Ginesky - Janney Montgomery Scott - Analyst


 How about in Europe, particularly France? Did you feel that you were -- with Right's presence there as the number one in the market share leader in France -- did you feel that you were potentially losing some RFPs because you didn't have Career Transition?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 No, I can't go that far. I can't say that we've lost a tender because we haven't been able to pull it together -- because no one can. I am saying that we would now be able to cross-sell more effectively. We have not had to say, fortunately, "we lost these 20 because we didn't have Career Transition."

I might also add, there is work in Brussels at the EU level that says, okay, we do need, as the EU, to make the environment more flexible but what we're going to do is to mandate some level of outplacement if companies are going to do that. Rich, you may want to talk a little bit about how embryonic that is and how that aspect may go.


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 That was a great opportunity for us because, in Belgium, they legislated that every person over the age 45 must get outplacement if they are let go -- in any industry, any size company. Within two weeks, we were able to have, up on our Web site, Right general (indiscernible). We immediately got accretive business that we never had before because that level of employee and that level of service was not something that was normally offered. We have a very strong presence there, so as that type of regulation and legislation and empowerment goes across Europe, we think it's an opportunity.

We have a very great global fit with Manpower's locations and service offerings all through Scandinavia, all through the heart of Europe. Again, there is nobody that has that presence, so the opportunity is just enormous. I'm very excited about it.


--------------------------------------------------------------------------------
 Jim Ginesky - Janney Montgomery Scott - Analyst


 Finally, Jeff, you brought up a point in Japan about -- you know, as you were looking to deploy capital here and I'm sure you had a number of acquisition opportunities that could have included, for example, purchasing a staffing type company in Japan. Did you just feel that, with the price and at the cultural

--------------------------------------------------------------------------------
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


                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

fit, that this was a better way to expand your footprint in emerging markets? I just wanted to think of your thought process there.


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Thank you. I think that's a good question. For one, our acquisition strategy says we're not going to do that. We know how to open offices in our business; we know how to do it and generate a better return on invested capital for our shareholders when we open them organically. We want to open 75 offices in Japan; we know how to do that and we will do that organically.

What the strategy says and what we're still absolutely convinced of, is where we see secular moves within the market, and we do not have the management talent, but we can bring in the business model, the management talent and the cultural fit together -- those are the acquisitions we pursue. So, when we look at taking this amount of expense, if you will, in the purchase of it and saying what else could we buy? -- for one, we don't think that way, because we're not running around with a checkbook saying we have to spend it. What we're saying is this fits with the strategy. Now we compare it to a return on invested capital versus other investments, both short and long-term. We look at what's happening with light industrial -- movement to China, movement to Eastern Europe -- and combine all of this together, our view is that there is no other place for this kind of money to get any kind of better return for our shareholders.


--------------------------------------------------------------------------------
Operator


 Adam Waldo of Lehman Brothers.


--------------------------------------------------------------------------------
 Adam Waldo - Lehman Brothers - Analyst


 Good morning, Jeff, Mike, Rich and Charlie. A couple of cleanup questions -- Jeff and Mike, as you all looked at this acquisition, can you give us a sense for the percentage of Right's revenue worldwide that came from clients of Manpower's and specifically give some commentary around what that looks like within the Manpower operating countries?


--------------------------------------------------------------------------------
Jeff Joerres - Manpower - Chairman, Chief Executive Officer

Sure. We have done a very preliminary look at customers, as you would expect, but we did not get into the actual Excel model of that analysis. That is the job of the respective global response and global sales teams; they will be working on that, but we do not have the data that says if we do have the list of our top clients and, of course, the list of Right's top clients, then there are some real opportunities to cross-sell within there.


--------------------------------------------------------------------------------
 Adam Waldo - Lehman Brothers - Analyst

 Is that something you might share with us on your fourth-quarter call?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer

Probably not.


--------------------------------------------------------------------------------
 Adam Waldo - Lehman Brothers - Analyst


 Okay -- (LAUGHTER) This was presumably a competitive auction. Can you give any commentary around the number of strategic that (indiscernible) Manpower involved without specifying?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 From our perspective, we were not competing, if you will, for an offer. What we did was we went in and said, this is how we do business; this is what we do; this is how we would negotiate it. We did know that Helman and Friedman (ph) and management were looking at it but beyond that, nothing was ever disclosed to us by the special committee and we never asked.


--------------------------------------------------------------------------------
 Adam Waldo - Lehman Brothers - Analyst


 Fair enough. Finally, from a segment reporting standpoint, going forward, given that this obviously greatly enlarges your high-end HR consulting offering, are you considering a new segment in your financial reporting to lump the Right Management, Empower branch and your other HR consulting services together, separate from the temp staffing revenues?


--------------------------------------------------------------------------------
 Mike Van Handel - Manpower - Chief Financial Officer


 You've defined it correctly; that's exactly what we will do. The Right business, along with the Empower business will be combined into one separate segment, so we will be reporting that separately so you'll be able to clearly see how they are performing, going forward.


--------------------------------------------------------------------------------
Operator


 Marta Nichols of Banc of America Securities.


--------------------------------------------------------------------------------
 Marta Nichols - Banc of America Securities - Analyst


 Good morning. I'd like to add my congratulations to Jeff, Mike, Rich, Charlie, etc. I'm wondering if you guys can give us just a little sense -- I know it's early days but -- how you anticipate the integration to go. For example, is there an opportunity, given that each of the companies has a pretty substantial

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


                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

global office presence, to consolidate some of that presence to join up some of the overhead? Do you anticipate essentially maintaining headcount at both organizations?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 When you look at the integration in the truest sense, it really only comes down to Empower and the consulting group of Right. There are synergies that may exist at different levels. We've done some preliminary work on that and of course, you would expect us to do the right things. Where there are offices and might be some redundant; we would put those together, but there are locations that Empower has that Right doesn't have, and vice versa.

So, until we really get into it, what we've tried to do for our Board, for the Manpower Board, was present this entire case without any synergies at all. What you are seeing in the accretion is without any synergy at all.


--------------------------------------------------------------------------------
 Marta Nichols - Banc of America Securities - Analyst


 Does that also mean then, Jeff, that you are essentially not assuming any cost, for, example, associated with having to shut down offices or consolidate offices?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 There's no assumption for office closedowns. Again, Marta, if there will be any, they won't be significant; they would be very minimal. So again, I don't see any significant new costs coming in. There may be some modest cost synergies, as I mentioned earlier, but not significant enough that I think we should focus on that. I think it's more about the business opportunity that the combination presents.


--------------------------------------------------------------------------------
 Marta Nichols - Banc of America Securities - Analyst


 Then maybe separately, we've kind of alluded to it several times on the call but the idea that the Career Transition business has obviously had such a tremendous growth pattern over the last several years and has slowed a little bit recently as global economies have improved a bit. Given Rich's comments about the lack of long-term visibility on their business, can you maybe talk us through how you contemplated that in coming up with a reasonable purchase price that you are paying for the business, essentially allowing for the risk that Right's growth may slow as global labor markets improve?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Well, what we've been able to do is look at historic performance of Right, look at the flexibility of the model and the variability of the cost and expense structure within Right and then look at some of the secular trends, whether it be IDC information, which is calling for a 5 to 6 percent increase in outplacement over the next five years, as well as our own due diligence with clients and in talking to Right people. When you combine all of that, put in a good dose of conservatism to make sure it passes some sensitivity tests, that's basically how our Board of Directors, as well as myself and Mike, got comfortable with the projections of the accretion of 3 to 5 percent for 2004.


--------------------------------------------------------------------------------
 Marta Nichols - Banc of America Securities - Analyst


 Okay. Then maybe finally, this is probably a question for Rich, can you remind us what the variability of your headcount is? I know there's a portion of your overall headcount that you typically maintain on a variable basis, maybe on a temp basis. You had said it yourself to address expanding or contracting demand. Where is that out right now?


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 We basically look at 50/50 -- 50 percent permanent staff and 50 percent what we call adjuncts who are fully trained and certified in everything Right does. They work only for us in terms of this industry, and that allows us to move our staff count up and down because this is a lumpy business. Career Transition -- if there's a big event -- they occur and then they go away and you have to be able to adapt to that.

If you look at our track record, Marta, we have been able to maintain operating margins even in an environment where the absolute same-store revenue is down in North America; we still operate at about 28 percent margin. So, it works; it's very flexible. Our incentive schemes are flexible. We get paid for growth once and it's a good formula. We're pretty confident that we will be able to continue our performance.


--------------------------------------------------------------------------------
Operator


 Andrew Steinerman of Bear Stearns.


--------------------------------------------------------------------------------
 Andrew Steinerman - Bear Stearns - Analyst


 Good morning, gentlemen. My question is in the timing. Rich and Jeff, you've both run companies that have been public for decades and you've always had the opportunity for Manpower to acquire outplacement and for Right Management, for an outplacement firm, to become part of a large staffing family, as a lot of your pure competitors have done that. Why is now the right time? What should have changed over the decades from both a Right standpoint, Rich, to say, yes, this is the time, and Jeff, yes, this is the right time?



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                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 It's a very good question because the fact is this same decision many years ago could have been absolutely the wrong decision. The reason I say that is that there was too much of a separation of how the customer and the marketplace looked at these coming together. It's very similar to what we've seen in the last three years in temp to perm and the conversion. Those were very separate industries five or six years ago but we know we are in a fluid industry, we can see consolidation, we can see supplier aggregation and more and more HR departments are going to some form of outsourcing. So, all of those things brought together (indiscernible) then from a very company-company-specific perspective.

Another point -- which is, you have known us for a long time, Andrew. We are very focused on execution. The fact is when Rich and I started talking, I said, "Look, I don't have the time for this right now." I've got to get this project done, then I'm going to get that one done; I brought in this initiative and we are going to get this up and running. We are going to stabilize our GP and if there is still an opportunity after I do that, we will talk! There was an opportunity after that. So, between the market space that has been created by the changing marketplace, changing secular trends across the world, and then our own personal ability to commit time, energy on both sides to get this done -- it created the right timing.

Having said that, Right Management was up for sale now! So they put themselves in Play but even having said that, when they first were considering doing that, I had said to Rich, "I'm not going to do this right now because I've got to get a few other things done so that I can focus appropriately on this."


--------------------------------------------------------------------------------
 Andrew Steinerman - Bear Stearns - Analyst


 That sounds good. Rich, just remind us who haven't covered your company, why did you put the Company up for sale right now? You've always had the opportunity, in the past, to do an MBO or find a strategic partner. Why, after all these decades, do we make the decision now?


--------------------------------------------------------------------------------
 Rich Pinola - Right Management Consultants - Chairman, Chief Executive Officer


 Well, I've been the Chairman and CEO for 11 years and we've had a very good growth record. It has not been very well recognized by the Street. Because of the lack of real long-term visibility of our business, it has caused a little bit of problems as a stand-alone. When we looked at the opportunity that the marketplace provides, where they want this seamless, global continuum of service, it was clear that we would be better off fitting into a strategic partner who had that long-term vision, who wanted to provide that same continuum of quality service, and it was the right time to do it.

The clients drive what corporations do. We were being asked to really do more than we could and to be a part of this was a great opportunity. So I think we helped clients who go through change and it was time for us to change. You have to go take it to the next level, and this was the ideal time to do it.


--------------------------------------------------------------------------------
Operator


 Brian Long (ph) of Chesapeake Partners.


--------------------------------------------------------------------------------
 Brian Long - Chesapeake Partners - Analyst


 My question was answered. Thank you.


--------------------------------------------------------------------------------
Operator


 Carl Green (ph) of DKW.


--------------------------------------------------------------------------------
 Carl Green - Dresdner Kleinwort Wasserstein - Analyst


 Good morning, gentlemen. Given the belief in some quarters that Adecco would have been able to afford a bit of perhaps $20-plus, given the potential for greater cost savings, do you believe (indiscernible) is likely?


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 I can't speculate on that. I only run my company. All right?


--------------------------------------------------------------------------------
 Carl Green - Dresdner Kleinwort Wasserstein - Analyst


 Thanks.


--------------------------------------------------------------------------------
 Jeff Joerres - Manpower - Chairman, Chief Executive Officer


 Thank you all for joining. This will be put up on replay and as usual, if there's any questions in both cases, on the press release, you can see Lee Bohs as a contact as well as Charlie Mallon, and then from our side, Mike Van Handel.

Again, we very much appreciate you spending time with us. We are excited about this and we believe that this is something that is extremely compelling, not only on a short-term basis, but also long-term as we see the industry and the expectations for the industry continue to get higher and higher. We're going to be able to not only keep up with that, but get beyond that. Thank you very much.


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                                                                Final Transcript
--------------------------------------------------------------------------------
MAN - Manpower to Acquire Right Management Consultants
--------------------------------------------------------------------------------



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